Norfolk Southern Corporation	James A. Hixon
Three Commercial Place	EVP Law and
Norfolk, Virginia 23510-2191	Corporate Relations
Telephone (757) 629-2370
Fax (757) 629-2345

                                                                                    November 20, 2007

Mr. Daniel Morris

Attorney Advisor

Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Re: Norfolk Southern Corporation

Definitive 14A

Filed March 20, 2007

File No. 001-08339

 Dear Mr. Morris:

On behalf of Norfolk Southern Corporation, I am responding to the comments of the staff of the Division of Corporation Finance in your letter to Mr. Charles W. Moorman dated September 26, 2007, with respect to Norfolk Southern's definitive proxy statement.  Mr. Moorman has asked that I respond as chief legal officer for Norfolk Southern.

In preparing our responses we acknowledge that:

•     we are responsible for the adequacy and accuracy of the disclosure in the filing;

•     staff comments or changes to disclosure in response to comments do not foreclose the commission from taking any action with respect to the filing; and

•     the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

We confirm that Norfolk Southern Corporation will comply with your comments in all future filings, as applicable and based on the materiality of such additional information.  The numbered paragraphs below correspond to the headings and numbers set forth in your comment letter, with your comments shown in italics.

Compensation Committee, page 18

1.  Please disclose more fully the nature and scope of the consultant's assignment and any other material elements of the consultant's functions.  Refer to Item 407(e)(3)(iii) of Regulation S-K.

Norfolk Southern's proxy statement states in the third bullet on page 21 that the Compensation Committee has retained Towers Perrin as an outside compensation consultant and that Towers Perrin provides requested reports and information to the Committee and attends Committee meetings at the Committee's request.  In addition, the second full paragraph on page 18 states that the Committee annually requests that Towers Perrin assess our compensation and employee benefit arrangements, particularly those relevant to our Executive Officers and including comparisons of our existing compensation arrangements to those of the other Class I railroads and American corporations of comparable size, and advise it whether any changes would be recommended in order to ensure that our compensation arrangements with our Executive Officers are appropriate.  While we believe that this disclosure is responsive to Item 407(e)(3)(iii) of Regulation S-K, we will add additional disclosure to future filings, to the extent applicable and material, to more fully describe the nature and scope of Towers Perrin's assignment and any other material elements of its functions.

Compensation Discussion and Analysis, page 20

2.  Refer to the first bullet on page 21.  Please explain the reference to "management recommendations."  Specifically, which members of management provide compensation recommendations and which groups of employees or officers do they evaluate?  You need not provide exhaustive detail regarding every level of management, however, please clarify the operation of this review and recommendation process.  Consider Item 402(b)(2)(xv) of Regulation S-K.

Norfolk Southern's proxy statement states in the first bullet on page 21 that the Committee reviews management recommendations to the Committee and that the Chief Executive Officer is not present when the Committee makes decisions on his compensation package.  In addition, the first full paragraph on page 18 states that in setting compensation for each Chief Executive Officer during 2006, the Committee considered the recommendations of the Executive Vice President-Administration.  As clarification, the Chief Executive Officer and the Executive Vice President-Administration provide recommendations to the Committee on annual and long-term incentive compensation for other executives that participate in Norfolk Southern's management incentive plans and long-term incentive plans and on salaries for officers elected by the Board of Directors, but salaries for non-officer executives are established by management and not by the Committee and the Board.  While we believe that this disclosure is responsive to Item 402(b)(2)(xv) of Regulation S-K, we will more specifically explain in future filings which members of management provide recommendations and which groups of employees or officers they evaluate.

3.  Refer to the third bullet on page 21.  Please describe the nature of any additional work" performed on your behalf by your compensation consultant.  Refer to Item 407(e)(3)(iii) of Regulation S-K.

Norfolk Southern's proxy statement states in the third bullet that Towers Perrin provides a limited amount of additional work for Norfolk Southern.  Because this additional work is limited in amount, Norfolk Southern believes that a description of the additional amount is immaterial and that our disclosure has complied with Item 407(e)(3)(iii) of Regulation S-K.  However, we will describe the additional work performed for Norfolk Southern by our compensation consultant in future filings, to the extent applicable and material.

4. You have indicated that your compensation levels are based on a survey of market data from companies that are comparable in size and industry.  Please disclose the benchmark companies for executive compensation and how they were selected.  Refer to Item 402(b)(2)(xiv) of Regulation S-K.  If you have benchmarked different elements of your compensation against different benchmarking groups, please disclose the companies that comprise each group.  Refer to Item 402(b)(2)(xiv) of Regulation S-K.  In addition, please disclose the actual percentiles for total compensation, and each benchmarked element of compensation, in the most recently-ended fiscal year.  Include a discussion of where you target each element of compensation against the peer companies and where actual payments fall within targeted parameters.  To the extent actual compensation was outside a targeted percentile range, please explain why.

Norfolk Southern's proxy statement discloses that the Committee considers comparative market data from peer group companies of comparable size in revenues and other U.S. Class I railroads and that peer group companies included those having revenues of $6 to $10 billion in revenues.  We believe this disclosure adequately describes the material aspects of the peer group companies and how they were selected, i.e., on the basis of their revenue size.  However, to enhance this disclosure, we propose in future filings, to the extent applicable and material, to list the companies included in the peer group in an appendix to the filing and include a sentence in the filing referencing the location of the list.

In addition, Norfolk Southern's proxy statement discloses in the fourth bullet on page 21 the actual percentiles for total compensation ("the 65th percentile in aggregate for Executive Officers' total direct compensation") and on page 22 that base salaries are targeted at or below the median.  Other elements of the compensation package are not benchmarked against comparative market data but instead are based on the proportion of an executive's compensation which the Committee determines should be "at risk" because of the executive's level of responsibility, as described in the last paragraph on page 21.  The allocation of at risk compensation between short-term and long-term incentives is based on market comparisons, and we will include the percentiles for this benchmark comparison in future filings, to the extent applicable and material, and list the companies included in the market comparison group.  The Compensation Committee considers benchmark comparison data in setting future compensation, but it does not consider whether actual payments realized fall within targeted parameters.  Please see the sixth bullet on page 21 of Norfolk Southern's proxy statement for a discussion of the Committee's practice to not consider amounts realized from prior performance-based or stock-based compensation awards.

Compensation Components, page 22

   5.  Throughout your Compensation Discussion & Analysis and as to each compensation element, please provide an analysis of how you arrived at and why you paid each particular level and form of compensation for 2006.  For example, we note that you have not discussed the specific criteria upon which you base your option and restricted stock awards.  Please disclose the specific factors considered by the committee in ultimately approving particular pieces of each named executive officer's compensation package and describe the reasons why the committee believes that the amounts paid to each named executive officer are appropriate in light of the various items it considered in making specific compensation decisions.  Refer to Item 402(b)(1)(v) of Regulation S-K.

Norfolk Southern's Compensation Discussion and Analysis section of the proxy statement discusses the different compensation components on pages 22 through 25, and the reason each component is awarded is discussed in the captioned section for each component.  In addition, pages 21 and 22 of the proxy statement explain how the Committee determines the number or amount of each component awarded to individual executive officers.  The Committee first determines the targeted total direct compensation based on market comparison data (see sixth bullet on page 21) and then determines the percentage of total compensation which should be at risk based on the executive's level of responsibility, market comparisons and to further the objective to attract and retain highly qualified executives (see discussion in the last paragraph on page 21).  For the portion of total direct compensation that is not at risk, salary is determined by benchmarking at or below the median (see discussion in the first paragraph on page 22) and the remainder is awarded as restricted shares or restricted stock units.

For the at-risk portion of total direct compensation, the Committee further determines how the at-risk portion should be allocated between an annual incentive and long-term compensation, with annual incentives representing approximately 20-30% of at-risk compensation (see last paragraph on page 21).  The annual incentive bonus level is then established as the percentage of salary that, at target levels of performance, would approximate the percentage of at-risk compensation to be paid as an annual incentive.  The remaining portion of at-risk compensation is awarded in the form of long-term incentives, representing approximately 70-80% of at-risk compensation, apportioned between options and performance shares.  The Committee also looks at all long-term incentive awards (i.e., options, restricted shares or stock units and performance shares) and sought for 2006 to provide 25% of the total long-term award value as options, 50% as restricted shares and 25% as performance shares (assuming a 50% earn-out of performance share units granted).   For 2007, the Committee changed this allocation to 40% options, 15% restricted stock units and 45% performance shares (again assuming a 50% earn-out of performance share units granted) in order to lessen the focus on retention (see discussion in the last paragraph on page 22).  In changing the allocation of long-term incentives, the Committee also increased the percentage of total direct compensation that is at risk, which will be discussed in greater detail in next year's proxy statement.

   Norfolk Southern believes its proxy statement adequately describes how the Committee arrived at and why it paid each particular level and form of compensation for 2006 and that our disclosure complies with Item 402(b)(1)(v) of Regulation S-K.  However, to the extent applicable and material, we will provide more detailed analysis in future filings of how we arrived at and why we paid each particular level and form of compensation for the applicable year.

6.  You provide limited discussion and analysis of the effect of individual performance on the different elements of compensation despite disclosure suggesting it is a significant factor considered by the committee.  Please provide additional disclosure analyzing how individual performance contributed to actual 2006 compensation for the named executive officers, including specific contributions the compensation committee considered in its evaluation, and if applicable, how they were weighted and factored into specific compensation decisions.  See Item 402(b)(2)(vii) of Regulation S-K.

Norfolk Southern's proxy statement discloses in the second bullet on page 21 that the Committee reviews the Chief Executive Officer's individual performance evaluations for executive officers and discusses such performance assessments with the Chief Executive Officer on an annual basis and recommends any adjustments to the Board of Directors for approval.  In addition, the first paragraph on page 22 states that the Committee may provide for base salaries above the median if a particular executive's performance exceeded expectation, if an executive takes on additional responsibilities or under other special circumstances and that base salaries are reviewed annually and adjusted after taking into account individual performance and experience.  We believe this disclosure adequately describes the situations in which the Committee has considered individual performance and meets the requirements of Item 402(b)(2)(vii) of Regulation S-K.  However, to the extent applicable and material, we will provide additional disclosure in future filings analyzing how individual performance contributed to actual compensation for the named executive officers in the applicable year.

Performance Shares, page 23

7.  Please consider adding a statement to clarify, if true, that each third of performance shares granted vests independently of the other two-thirds and their respective performance metrics.

Norfolk Southern's proxy statement describes performance shares on page 23 as vesting 1/3 based on Return on Average Capital Invested, an additional 1/3 based on total stockholder return and the remaining 1/3 based on operating ratio.  While we believe this disclosure and the performance criteria chart on page 24 conveys independent vesting based on these three performance factors, we will clarify this fact in future filings, to the extent applicable.

8.  You have disclosed the targets for 2006-2008 performance cycles.  Please also disclose the performance targets for the 2004-2006 and 2005-2007 cycles as well. To the extent you believe that disclosure of the targets is not required because it would result in competitive harm such that the targets could be excluded under Instruction 4 to Item 402(b) of Regulation S-K, please provide on a supplemental basis a detailed explanation for such conclusion.  Please also note that to the extent that you have an appropriate basis for omitting the specific targets, you must discuss how difficult it would be for the named executive officers or how likely it will be for you to achieve the undisclosed target levels or other factors.  General statements regarding the level of difficulty, or ease, associated with achieving performance goals are not sufficient.  Please provide insight into the factors considered by the committee prior to the awarding of performance-based compensation such as historical analyses prior to the granting of these awards or correlations between historical bonus practice and the incentive parameters set for the relevant fiscal period.

 Norfolk Southern disclosed its performance targets for the 2004-2006 cycle in its 2005 proxy statement and for the 2005-2007 cycle in its 2006 proxy statement.  Because Norfolk Southern has disclosed these performance targets for many years, we believe that a discussion of historical targets is not necessary to understand the performance targets for the 2006 award.  But to make this disclosure more useful to investors, these targets are shown below:

For the 2004-2006 performance cycle, the performance criteria and resulting earn-out percentages are as follows:

2004-2006 Cycle Total Stockholder Return ("TSR") vs. S&P 500
Three-Year Average TSR vs. S&P 500	Percentage of Performance Share Units Earned Out
90th percentile and above 80th 70th 60th 50th 40th 30th 25th and below	100% 90% 85% 80% 75% 50% 30% 0%

2004-2006 Cycle Return on Average Capital Invested ("ROACI")
Three-Year Average ROACI	Percentage of Performance Share Units Earned Out
17% and above 16% 15% 14% 13% 12% 11% 10% 9% 8% Below 8%	100% 90% 80% 70% 60% 50% 40% 30% 20% 10% 0%

2004-2006 Cycle Operating Ratio ("OpR")
Three-Year NS Average OpR	Percentage of Performance Share Units Earned Out
75% or below 80% 85% 90% Above 90%	100% 75% 50% 25% 0%

For the 2005-2007 performance cycle, the performance criteria and resulting earn-out percentages are as follows:

2005-2007 Cycle Total Stockholder Return("TSR") vs. S&P 500
Three-Year Average TSR vs. S&P 500	Percentage of Performance Share Units Earned
90th percentile and above 80th 70th 60th 50th 40th 30th 25th and below	100% 90% 85% 80% 75% 50% 30% 0%

2005-2007 Cycle Return on Average Capital Invested ("ROACI")
Three-Year Average ROACI	Percentage of Performance Share Units Earned
19% and above 18% 17% 16% 15% 14% 13% 12% 11% 10% Below 10%	100% 90% 80% 70% 60% 50% 40% 30% 20% 10% 0%

2005-2007 Cycle Operating Ratio ("OpR")
Three-Year NS Average OpR	Percentage of Performance Share Units Earned
70% or below 75% 80% 85% Above 85%	100% 75% 50% 25% 0%

Similarly, we will add more disclosure in our future filings, to the extent applicable and material, on the factors considered by the committee prior to the awarding of performance-based compensation.

 Summary Compensation Table, page 27

9.  As noted in Section II.B.1. of Commission Release 33-8732A, the Compensation Discussion and Analysis should be sufficiently precise to capture material differences in compensation policies with respect to individual named executive officers.  Please provide a more detailed analysis of how and why the compensation and equity awarded to Mr. Moorman differs so widely from that of the other named executive officers.  If policies or decisions relating to a named executive officer are materially different than the other officers, please disclose on an individual basis.

There are no material differences in Norfolk Southern's compensation policies with respect to individual named executive officers.  Norfolk Southern discloses in the fourth and fifth bullets on page 21 of the proxy statement that in setting compensation for the Executive Officers the Committee considers comparative market data, prior salary levels, targeted bonus opportunities and the value of long-term incentive awards at the time the awards were made.  In addition, the third paragraph on page 21 discloses that the greater the level of an executive's responsibility, the greater the proportion of his or her compensation which is at risk.  Finally, page 20 states Norfolk Southern's primary objective with respect to executive compensation, which is to design compensation programs which will align executives' compensation with our overall business strategies, attract and retain highly qualified executives and provide incentives that drive stockholder value.  These compensation policies are applied consistently to all named executive officers, and the application of these policies results in different amounts of compensation for executives at different levels.  In particular, the compensation and equity awarded to Mr. Moorman is higher than for the other executive officers because the competitive market data and level of responsibility is higher for the chief executive officer and the chief executive officer has the greatest ability to drive shareholder value.

Taken together, we believe these disclosures adequately describe the differences in compensation between the chief executive officer and other executive officers.  To further clarify this point in future filings, we will, to the extent applicable and material, provide further detail as to how the compensation policies are applied consistently among the executive officers and describe deviations, if any, from that application.

Grants of Plan-Based Awards, page 29

10.  Your disclosure on page 24 states that additional restricted shares and restricted stock units were granted to encourage retention of your executive officers during the chief executive officer transition.  In the event of special circumstances, such as those described in the preceding sentence, please consider disclosing the number of additional shares granted, and the reasons for the grant, in your footnotes to the Grants of Plan-Based Awards table.

In the event of special circumstances such as those you have described, we will disclose in future filings, to the extent applicable and material, the number of additional shares granted and the reasons for the grant in footnotes to the Grants of Plan-Based Awards Table.

Potential Payments Upon a Change in Control or Other Termination of Employment, page 40

11.  The descriptions of the change in control agreements as well as retirement, disability and termination of benefits are often somewhat dense and rely too heavily on the use of legalistic and boilerplate descriptions of many of the terms of the agreements.  Please provide concise disclosure of the material concepts that underlie these agreements and present your disclosure in a fashion that is readily understandable to investors.  Refer to Section VI of Commission Release 33-8732.

           The provisions contained in Norfolk Southern's change in control agreements and other termination of employment provisions are very complex, which necessitates a certain level of complexity to accurately describe these provisions.  Given the nature of this disclosure, Norfolk Southern believes this section is readily understandable to investors and complies with Section VI of Commission Release 33-8732.  In an effort to make this disclosure more useful to investors, we will revise the disclosure in future filings, to the extent applicable and material, to provide more concise disclosure of the material concepts that underlie the agreements and present our disclosure in a fashion that is more understandable to investors.

If you have any questions, please do not hesitate to contact me, or you may contact Virginia Fogg in our Law Department at 757-629-2837.

                                                                        Sincerely,

                                                                        /s/ James A. Hixon

cc:  Charles W. Moorman